FOR IMMEDIATE RELEASE:Wednesday,  December 14, 2016

SIMMONS FIRST NATIONAL CORPORATION ANNOUNCES AGREEMENT TO ACQUIRE

SOUTHWEST BANCORP, INC.

Pine Bluff, Arkansas – Simmons First National Corporation (NASDAQ-GS: SFNC) (“Simmons” or “Company”) and Southwest Bancorp, Inc. (NASDAQ-GS: OKSB) (“SBI”) announced today that they have entered into a definitive agreement and plan of merger (“Agreement”) under which Simmons will acquire all of the outstanding common stock of SBI in a transaction valued at approximately $564.4 million  (based on the Company’s common stock closing price as of December 13, 2016).  SBI is headquartered in Stillwater, Oklahoma, and is the parent company of its wholly-owned bank subsidiary, Bank SNB (“SNB”).

“We are excited to welcome the customers and associates of Bank SNB to the Simmons family.  This transaction provides Simmons with an incredible opportunity to enter new markets in new states – Oklahoma, Colorado, and Texas – and grow our operations in Kansas,” said George A. Makris, Jr., Simmons’ Chairman and CEO.  “The leadership of Bank SNB,  quarterbacked by Mark Funke, has been dedicated to building a brand known for excellence in customer service.  They’ve been highly successful, and we look forward to their continued involvement in the combined organization.  Mark will be the President of the new Southwest Division of Simmons Bank and will be responsible for the banking operations in Oklahoma, Texas, Colorado, and Kansas.”

SBI’s Financial Highlights (as of September 30, 2016):

•	Assets: $2.47 billion
•	Loans: $1.87 billion
•	Deposits: $1.95 billion
•	Branches:31

“We at Southwest Bancorp are thrilled about the merger of our company with Simmons,” said Mark Funke,  SBI’s President and CEO.  “After much consideration of our strategic options, it became clear that partnering with Simmons – a premier financial institution that still appreciates the advantages of the community banking model – presents the best long-term opportunity for our associates, customers, and shareholders alike.  We’re eager to experience all the benefits of the combined franchises.”

Under the terms of the Agreement, each outstanding share of common stock and equivalents of SBI will be converted into the right to receive 0.3903 shares of the Company’s common stock and $5.11 in cash, all subject to certain conditions and potential adjustments.  Completion of the transaction is expected in the third quarter of 2017 and is subject to certain closing conditions, including approval by the shareholders of both SBI and the Company, as well as customary regulatory approvals.  After closing, SNB is expected to continue operations as a separate bank subsidiary of Simmons for an interim period until it is merged into Simmons Bank.

Simmons was advised by Stephens Inc.    SBI was advised by Keefe, Bruyette & Woods, Inc., a Stifel company.

P.O. BOX 7009    501 MAIN STREET     PINE BLUFF, ARKANSAS 71611-7009   (870) 541-1000       www.simmonsbank.com

About Simmons First National Corporation

Simmons is a financial holding company, headquartered in Pine Bluff, Ark., with total assets of approximately $8.2 billion conducting financial operations throughout Arkansas, Kansas, Missouri and Tennessee. The Company, through its subsidiaries, offers comprehensive financial solutions delivered with a client-centric approach. The Company’s common stock trades on the NASDAQ Global Select Market under the symbol “SFNC.”

About Southwest Bancorp, Inc.

SBI is the holding company for Bank SNB, an Oklahoma state banking corporation.  Through Bank SNB, SBI offers commercial and consumer lending, deposit and investment services, specialized cash management, and other financial services from offices in Oklahoma, Texas, Kansas, and Colorado, and on the Internet, through Bank SNB DirectBanker®.  Southwest’s common stock is traded on the NASDAQ Global Select Market under the symbol “OKSB.”

Conference Call

Simmons’ management will conduct a conference call to review this information beginning at 12:00 p.m. Central Time on December 15, 2016. Interested persons can listen to this call by dialing toll-free (866) 298-7926 (United States and Canada only) and asking for the Simmons First National Corporation conference call, conference ID 38982350. In addition, the call will be available live or in recorded version on the Company's website at www.simmonsbank.com.

Additional information regarding the acquisition is provided in a supplemental presentation available under the "Investor Relations" section on the Company's website at www.simmonsbank.com.

Forward Looking Statements

Statements in this press release that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements of this type speak only as of the date of this news release.  By nature, forward-looking statements involve inherent risk and uncertainties.  Various factors, including, but not limited to, economic conditions, credit quality, interest rates, loan demand and changes in the assumptions used in making the forward-looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements.  Forward-looking statements regarding the SBI acquisition are based on currently available information.  Actual results could differ materially after the consummation of this acquisition.  Additional information on factors that might affect Simmons First National Corporation’s or Southwest Bancorp, Inc.’s financial results is included in their respective Form 10-K filings with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with this proposed transaction, the Company will file a registration statement on Form S-4 that will include a joint proxy statement of SBI and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transactions with the SEC. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available. These materials may be obtained free of charge at the SEC’s website at www.sec.gov; from the Company by directing such request to: Investor Relations, Simmons First National Corporation, 501 Main Street, P.O. Box 7009, Pine Bluff, AR 71611-7009 or from the Company’s Investor Relations page on its corporate website at www.simmonsbank.com; or from SBI by directing such requests to: Southwest Bancorp, Inc., 608 South Main Street, Stillwater, OK 74074, Attention: Joe Shockley, CFO or Rusty LaForge, EVP, General Counsel & Investor Relations, Telephone: (405) 742-1800.

The Company, SBI, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and SBI, respectively, in connection with the proposed merger. Information about the directors and executive officers of the Company and SBI, and their respective ownership of the Company’s common stock and SBI’s common stock is set forth in the proxy statement for the Company’s 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2016, and in the proxy statement for SBI’s 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 7, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FOR MORE INFORMATION CONTACT:

J. BURTON HICKS

SVP and Investor Relations Officer

Simmons First National Corporation

(870) 541-1000